Mail Stop 3-09

							December 2, 2004


Marilyn U. MacNiven-Young, Esq.
Executive Vice President and General Counsel
InSight Health Services Holdings Corp.
26250 Enterprise Court, Suite 100
Lake Forest, California 92630

Re:	InSight Health Services Holdings Corp.
	Annual Report on Form 10-K for the Year Ended 6/30/04
	File Number 333-75984-12

Dear Ms. MacNiven-Young:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 22

1. Please revise your proposed disclosure to comment 1 to include the related aging of accounts receivable by each payor classification.
The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. If your system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Note 3. Summary of Significant Accounting Policies

b. Consolidated Financial Statements

2. We noted your response to comment 2, but continue to believe that consolidation is not appropriate. Since you do not own a majority ownership, it does not appear that the guidance in EITF 96-16 is applicable. We understand that FIN 46 is also not applicable. It does not appear that you have met all the criteria in EITF 97-2 based on your response. The guidance in EITF 97-2 is not exclusive to Physician Practice Management Entities. Please revise your financial statements to deconsolidate the partnership or tell us why you believe consolidation is appropriate.

*	*	*

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Sasha Parikh at (202) 942-1962 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 824-5219 or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	Stephen C. Koval, Esq.
	Kaye Scholer LLP
	425 Park Avenue
	New York, New York 10022
Marilyn U. MacNiven-Young, Esq.
InSight Health Services Holdings Corp.
December 2, 2004
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